Mail Stop 6010
Via Facsimile and U.S. Mail

November 16, 2006

Mr. Jonathan E. Michael
President and Chief Executive Officer
RLI Corp.
9025 North Lindbergh Drive
Peoria, Illinois 61615

  Re: RLI Corp.
    Form 10-K for fiscal year ended December 31, 2005
    File No. 1-09463

Dear Mr. Michael:

  We have reviewed your October 6, 2006 response to our August 15, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Exhibit 13: 2005 Financial Report to Shareholders
Critical Accounting Policies
Unpaid Losses and Settlement Expenses, page 3

1. Please refer to prior comment two (items b and c). You appear to indicate that product line reserves are determined based on "multiple estimation methods" with "significant weight on the Bornhuetter-Ferguson method when claims emergence is immature" and "greater weight on the Incurred and Paid Development Method for product lines with faster loss emergence." Also, you state that your "point estimates always fall within the range of methods." Please describe in disclosure-type format the method used for each product line in the "Significant Risk Factors" table, discuss the factors that you considered in selecting each such method, quantify the range representing the different methods used for each product line, and discuss the factors that determined the boundaries of each range.

2. Please refer to prior comment three. You describe "maximum and minimum tolerances for the variance between the carried reserve and the actuarial point estimate" for each major segment, which represent "management's best estimate of the most reasonably likely outcomes for reserves." Please quantify in disclosure-type format these maximum and minimum tolerances for each segment and describe the factors that you considered in determining that these tolerances represented the "most reasonably likely" range of outcomes for your reserve estimates.

3. Please refer to prior comments four and five. You describe a critical step in the reserve estimation process whereby "actuaries using the historical development patterns and estimations of the expected loss ratio within standard actuarial methods create an estimate of the ultimate level of loss." This critical step appears to involve a revision of prior key reserve assumptions related to loss emergence patterns, expected loss ratio and ultimate loss. While you attribute these changes to specific business segments and accident years, you do not adequately discuss or quantify the underlying changes in such key assumptions. As noted in our previous comment letter, the impact of your 2005 revisions to prior year reserve assumptions was significant, representing 43% of earnings before income taxes. As previously requested, please provide the following information in disclosure-type format for each segment and period presented.

    a. Quantify each of your key reserve assumptions and explain what caused them to change from the assumptions used in the immediately preceding period. Note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
    b. Identify and describe in reasonable specificity the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.
    c. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
    d. Identify those lines of business without sufficient accumulated development statistics for which you use industry development patterns.

4. Please refer to prior comment five. You disclose in your results of operations, favorable reserve development net of performance-related bonus expense, which amounted to $46 million in 2005. It appears that your disclosure of favorable reserve development should be discussed on a gross basis and not net of performance-related bonus expense. Disclose the impact of performance-related bonus expense on results of operations separately from loss development. Please remove this disclosure in future filings or explain to us how it provides useful

information to investors, given your income statement classification of "bonus impacts" as other insurance and general corporate expenses.

5. Please refer to prior comment six. While stating that "in almost all cases, it is impossible to discreetly measure the effect of a single risk factor and construct a meaningful sensitivity expectation," you demonstrate reserve sensitivity by showing the impact of a change in "any of these risk factors" as a "one percent increase or decrease to the net ultimate loss and loss adjustment expense estimated at year end 2005 on all claims occurring in 2005." Also, you state that "it is reasonably likely that a change in net frequency or severity trends could cause a one percent increase or decrease to the net reserve estimated," which produces a $3.1 million increase or decrease in the cost of claims. However, your actual reserve development in 2005 amounted to a favorable $62.5 million decrease. Please provide expanded discussion for this sensitivity measure that allows investors to more clearly understand how such a one percent increase or decrease is "reasonably likely" given your 2005 experience. We believe that your disclosure should allow investors to more comprehensively evaluate the likelihood that your past operating results, particularly the impact of changes in key reserve assumptions, are indicative of your future operating results.

Results of Operations, page 5

6. Please refer to prior comment ten. Your disclosure for the non-GAAP measure, gross revenues, does not appear to comply with Item 10(e) of Regulation S-K. For example, you appear to give this non-GAAP financial measure greater prominence over the corresponding GAAP financial measure, consolidated revenue, in your MD&A discussion and do not provide a reconciliation to the most directly comparable GAAP measure. Please provide a revised discussion and analysis for this non-GAAP measure in disclosure-type format that complies with Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
D. Reinsurance, page 23

7. Please refer to prior comment eleven. Your proposed new disclosure addresses the deferral of acquisition costs but does not adequately describe your accounting for "ceding commissions –contingent." Please provide an expanded description in disclosure-type format of "ceding commissions-contingent, including the nature of the "contingent or performance criteria beyond the basic acquisition of the insurance contract" and your accounting treatment of these commissions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments.

Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant